

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 10, 2017

Via E-mail
Mr. Thomas A. Bradley
Executive Vice President and Chief Financial Officer
Allied World Assurance Co Holdings, AG
Gubelstrasse 24
Park Tower, 15th Floor
6300 Zug
Switzerland

> **Re:** **Allied World Assurance Co Holdings, AG**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 001-32938**

Dear Mr. Bradley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance